October 9, 2009

Via EDGAR Submission

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mednax, Inc.

File number 001-12111

Dear Mr. Riedler:

This letter is in response to the Staff’s comments, set forth in your letter received by telecopy on September 28, 2009 (the “Comment Letter”), addressed to the undersigned as Chief Financial Officer of Mednax, Inc. (the “Company”), relating to the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on March 24, 2009.

The Staff’s comments, which for ease of reference are set forth below, are addressed in the order in which they are presented in the Comment Letter. In the responses below, references to “we”, “our” and “us” refer to the Company.

Definitive Proxy Statement filed March 24, 2009

Executive Compensation

Compensation Discussion and Analysis

Annual Bonuses, page 19

1.

We note your statement in response to comment 5 that the Compensation Committee established a maximum bonus opportunity and also adopted specific guidelines regarding levels of operating income growth which the Committee may use to award a bonus that is less than the maximum bonus opportunity established for each officer. Please provide proposed disclosure for your next proxy statement quantifying the maximum bonus opportunity, identifying the objectives that must be met in order to qualify for the maximum bonus opportunity and describing the guidelines which

Mr. Jeffrey P. Riedler

October 9, 2009

may be used to award a bonus that is less than the maximum bonus opportunity. While the achievement of these objectives and the final bonus determination cannot be determined until the completion of the fiscal year, your response clarifies that the requested items have been determined.

In response to your comment above, we are providing proposed disclosure regarding the 2009 annual bonus program. This proposed disclosure assumes the continuation of current conditions and policies, and will be subject to change as appropriate based upon actual compensation actions taken by the Compensation Committee.

Annual Bonuses

In May 2008, our shareholders approved, at the recommendation of our Board of Directors, the 2008 Incentive Compensation Plan. Prior to the approval of the 2008 Incentive Compensation Plan, the 2004 Incentive Compensation Plan was in effect. The purpose of both the 2004 Incentive Compensation Plan and the 2008 Incentive Compensation Plan is to assist us in attracting, motivating, retaining and rewarding high quality executives and other employees, by enabling them to acquire a proprietary interest in our Company and providing them with annual and long-term incentives to expend their maximum efforts in the creation of shareholder value. The Compensation Committee designed both plans to satisfy the requirements for “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”).

Our philosophy is to reward our executive officers for growth in our Company’s results of operations. As such, we target steady increases in income from operations. In March of 2009, the Compensation Committee established a 2009 income from operations goal, the achievement of which establishes the maximum bonus award available to each executive officer. This income from operations goal and maximum award amounts were established to comply with Section 162(m) of the Code and to ensure that no bonus would be payable if the Company performs significantly below expectations. The maximum bonus opportunity established by the Compensation Committee was equal to 300% of base salary for our Chief Executive Officer, 200% of base salary for Messrs. Calabro, Wagner and Hawkins and 150% of base salary for each of our other named executive officers, based upon achievement of a specified level of operating income for 2009. In addition, when the maximum bonus opportunity was established, the Compensation Committee adopted guidelines to be used by it in exercising its negative discretion to reduce bonuses from the maximum opportunity. These bonus reduction guidelines were designed to be applied based upon the actual level of operating income achieved during 2009. These guidelines, together with the maximum bonus opportunities were designed to encourage our executive officers to focus on continuing to grow our business while managing associated general and administrative expenses. The bonus reduction guidelines are as set forth in the following table:

Guidelines for 2009 Bonus Payment Reduction

Income from Operations	% of Maximum Bonus Opportunity
$195,664,000	0%
$222,491,000	25%
$249,317,000	50%
$264,647,000	75%
$279,976,000	100%

Mr. Jeffrey P. Riedler

October 9, 2009

Following the end of the fiscal year, the Compensation Committee determined that our Company’s 2009 income from operations was $                    . [After application of the income from operations guidelines, the Compensation Committee determined that no reduction from the maximum bonus opportunity for each named executive officer was warranted.][Although this amount exceeded the necessary income from operations to earn the maximum bonus opportunity, the Compensation Committee applied the guidelines and exercised its negative discretion to reduce the bonuses to     % of the maximum bonus opportunity, or     % of base salary in the case of Dr. Medel,         % of base salary in the case of Messrs. Calabro, Wagner and Hawkins, and         % of base salary in the case of the other named executive officer[s].] The amounts of the bonuses are included in the Summary Compensation Table under the columns labeled “Non-equity Incentive Plan Compensation.”

2.	Additionally, we disagree with your conclusion that a discussion of the individual objectives would not materially enhance an understanding of the compensation process and philosophy as the Committee did not exercise its negative discretion. To the extent you set individual performance goals in the future, please confirm that you will describe the goals and discuss the extent to which they were considered when determining bonus awards.

We confirm that if the Compensation Committee determines to use individual objectives in its determination of future annual bonuses, we will describe, in all material respects, the objectives and discuss the extent to which they were considered when determining bonus awards.

*  *  *  *

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Jeffrey P. Riedler

October 9, 2009

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please feel free to contact the undersigned by phone at 954-384-0175, extension 5229, or alternatively, at the address provided elsewhere in this letter, with a copy to Thomas W. Hawkins, the Company’s general counsel, at the same address.

Sincerely,

/s/ Karl B. Wagner
Karl B. Wagner Chief Financial Officer

cc:	Michael Rosenthall (SEC)

Thomas W. Hawkins